September 25, 2025

Jerel Banks
Chief Executive Officer
Benitec Biopharma Inc.
3940 Trust Way
Hayward, CA 94545

       Re: Benitec Biopharma Inc.
           Registration Statement on Form S-3
           Filed September 22, 2025
           File No. 333-290455
Dear Jerel Banks:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Louis Rambo, Esq.